                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULES 13D-1(B) AND (C) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13D-2(B)


                             Hamilton Bancorp Inc.
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                                (Name of Issuer)


                   Common Stock, par value 1(cent) per share
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                         (Title of Class of securities)


                                  407013 10 1
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                                 (CUSIP number)

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                                                             Page 1 of 5 Pages

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CUSIP     NO.407013 10 1           13G                     PAGE 2 OF 5 PAGES
------------------------------------------------------------------------------

1.       NAME OF REPORTING PERSONS                        Eduardo A. Masferrer
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS(ENTITIES ONLY)
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  [ ]
                                                                 (b)  [ ]
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3.       SEC USE ONLY
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4.       CITIZENSHIP OR PLACE OF ORGANIZATION                U.S.A.
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                   5.       SOLE VOTING POWER                      635,504
NUMBER OF
SHARES             -----------------------------------------------------------
BENEFICIALLY       6.       SHARED VOTING POWER                    420,687
OWNED BY
EACH               -----------------------------------------------------------
REPORTING          7.       SOLE DISPOSITIVE POWER                 684,254
PERSON WITH        -----------------------------------------------------------
                   8.       SHARED DISPOSITIVE POWER               420,687

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9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                 1,104,941
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10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                                               [ ]
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11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(9)           11.19%
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12.      TYPE OF REPORTING PERSON*                                     IN
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
ITEM 1 (A)     NAME OF ISSUER:              Hamilton Bancorp Inc.


ITEM 1 (B)     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:    3750 N.W. 87th Avenue
                                                                   Miami, Florida 33178


ITEM 2 (A)     NAME OF PERSON FILING:       Eduardo A. Masferrer


ITEM 2 (B)     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                                            3750 N.W. 87th Avenue
                                            Miami, Florida 33178


ITEM 2 (C)     CITIZENSHIP:                 U.S.A.


ITEM 2 (D)     TITLE OF CLASS OF SECURITIES:        Common Stock, par value 1(cent)per share


ITEM 2 (E)     CUSIP NUMBER:                        407013 10 1


ITEM 3.        IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), 13D-2(B), CHECK WHETHER
               THE PERSON IS FILING IS A:

                                                    Not Applicable

ITEM 4.        OWNERSHIP.

       (a)     Amount beneficially owned:                          1,104,941

                    The above shares include (i) 48,750 shares of Common Stock issuable upon exercise of options granted to Mr. Masferrer under the Hamilton Bancorp Inc.
                    Stock Option Plan for Key Employees and Directors, (ii) 17,687 shares of
                    Common Stock held by Mr. Masferrer and his wife, Maura A. Acosta, as joint tenants with rights of survivorship and (iii) 403,000 shares of Common
                    Stock held in trusts established for the benefit of Mr. Masferrer's and Ms.
                    Acosta's children. Mr. Masferrer disclaims beneficial interest in the 403,000 shares of Common Stock held in foregoing trusts, but is including such shares in this filing in an over abundance of caution since the current trustee

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         of the trusts is Mr. Masferrer's sister and some of the beneficiaries of the trusts are minor children living in Mr. Masferrer's household.

         (b)      Percent of class:                                                             11.19%


         (c)      Number of shares as to which such person has:

                  (i)      Sole power to vote or to direct the vote                         635,504

                  (ii)     Shared power to vote or to direct the vote                       420,687

                  (iii)    Sole power to dispose or to direct the disposition of            684,254

                  (iv)     Shared power to dispose or to direct the disposition of          420,687


ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                                                              Not Applicable

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                                                              Not Applicable

ITEM 7.           IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY
                  BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                                                              Not Applicable

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                                                              Not Applicable

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                                                              Not Applicable

ITEM 10.          CERTIFICATION.

                                                              Not Applicable


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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                February 11, 1998
                                             ---------------------------------
                                                  (Date)


                                                 /s/ Eduardo A. Masferrer
                                             ---------------------------------
                                                  (Signature)

                                               Eduardo A. Masferrer

                                                  (Name/Title)

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